January 15, 2020

Harry Stylli, Ph.D.
Chief Executive Officer
Progenity, Inc
4330 LaJolla Village Drive, Suite 200
San Diego, CA 92122

       Re: Progenity, Inc.
           Draft Registration Statement on Form S-1
           Filed December 19, 2019
           CIK No. 0001580063

Dear Dr. Stylli:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, filed on December 19, 2019

Summary, page 2

1. Please provide the source underlying the estimate in the final sentence of paragraph four regarding the size of the total addressable market for your preeclampsia test in the United
       States.
Precision Medicine for GI-Related Disorders, page 7

2. Please revise your pipeline chart to include all completed, current and future stages of development and regulatory approval through which each product must pass. Discuss the anticipated FDA regulatory pathway for your precision medicines in development and, as applicable, similar foreign regulatory agencies.
 Harry Stylli, Ph.D.
FirstName Inc
Progenity, LastNameHarry Stylli, Ph.D.
Comapany NameProgenity, Inc
January 15, 2020
Page 2
January 15, 2020 Page 2
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3. We note your statement at Drug Delivery System (DDS) describing DDS as "investigational drug/device combinations designed to deliver drug directly to the site
         of the disease in the GI tract in an effort to improve efficacy while limiting toxicities caused by systemic exposure." Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or ultimately will be determined safe and effective as such statements are determinations that only the FDA has the authority to make.
4. Please revise to identify your precision medicine product candidates by the designations you disclose at page 30, PGN-600, PGN-001, and PGN-300.
Risk Factors
Our Seventh amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery, page 69

5. We note inconsistencies between your disclosures here concerning your exclusive forum provision, and those found at page 175 under "Exclusive Forum Selection Clause." For example, disclosure here describes the selection of the Court of Chancery of the State of
         Delaware for certain claims, and the federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction, however this federal court alternative is not reflected in the provision as described under "Exclusive Forum Selection Clause."
         Please note that this is an example only.
Use of Proceeds, page 73

6. Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used with respect to your research and development pipeline. To the extent the net proceeds will be used to fund the clinical development of your product candidates for GI-related disorders, please revise to specify how far in the clinical development you expect to reach with the net proceeds. If a material amount of funds are necessary to complete their clinical development, please state the amounts and sources of other funds.
Key Components of Our Results of Operations, page 83

7. Please revise to disclose the material terms of the third party payor contracts entered into in January, 2020, representing an estimated approximately 100 million covered lives.
         Please file these contracts as exhibits to your registration statement. Please refer to Item
         601(b)(10) of Regulation S-K.
New Product Development, page 83

8. Given the early stages of your products identified for development, please revise to clarify in what sense your pipeline of new products and technologies is "substantial."
9. We note the reference in the final sentence to the achievement of "key milestones" as a
 Harry Stylli, Ph.D.
FirstName Inc
Progenity, LastNameHarry Stylli, Ph.D.
Comapany NameProgenity, Inc
January 15, 2020
January 15, 2020 Page 3
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FirstName LastName
         key factor in evaluating your performance, but see no additional identification or discussion of the key milestones in your prospectus. Please advise or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 98

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business, page 103

11. Please disclose the current and necessary future stages of development and regulatory approvals, if any, for your epigenetics platform.
Our Research and Development Activities
Molecular Tests, page 111

12. We note your graphic includes Preparent 3rd Generation and Riscover 2nd Generation as
         "In Development," but do not find any narrative disclosure regarding the steps completed with respect to such development. Please revise your graphic to detail the steps completed and remaining and add the appropriate narrative disclosure. Intellectual Property, page 124

13. Please revise to disclose when the latest to expire patent is currently schedule to expire with respect to your Molecular Testing Technology Patent Portfolio, and your Precision
         Medicine Technology Patent Portfolio.
Financial Statements
Notes to Financial Statements
2. Basis of Presentation, page F-7

14. We note that you have determined that Avero is a variable interest entity ("VIE") and you are the primary beneficiary. Please disclose the applicable qualitative and quantitative information for the VIE as required by ASC 810-10-50-2AA(d), 50-3 and 50-5A.
9. Stock Incentive Plan and Stock-based Compensation, page F-23

15. Please direct us to the disclosure required by ASC 718-10-50-2d.1 - The weighted-average grant-date fair value of equity options granted during the year or revise the disclosure as necessary.
 Harry Stylli, Ph.D.
Progenity, Inc
January 15, 2020
Page 4
3. Revenue, page F-39

16. Please disclose the opening and closing balances of your contract liabilities from your contracts with customers or tell us why you believe that disclosure is not necessary. Also explain the significant changes in your contracts asset and liability balances. Refer to
       ASC 606-10-50-8 and 50-10.
General

17. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Eric Atallah at 202-551-3663 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameHarry Stylli, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameProgenity, Inc
                                                             Office of Life
Sciences
January 15, 2020 Page 4
cc:       Branden C. Berns, Esq.
FirstName LastName